UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

T2 BIOSYSTEMS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89853L104

(CUSIP Number)

Polaris Partners One Marina Park Drive, 10th Floor Boston, MA 02210	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89853L104

1.	Names of Reporting Persons. Polaris Venture Partners V, L.P. (“PVP V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

1,947,653 shares, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares, Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares and Alan Crane (“Crane”), a holder of an assignee interest in PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

1,947,653 shares, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,947,653 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89853L104

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

37,961 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

37,961 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,961 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89853L104

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

13,344 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

13,344 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,344 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89853L104

1.	Names of Reporting Persons. Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

19,492 shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

19,492 shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,492 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89853L104

1.	Names of Reporting Persons. Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,018,450 shares, of which 1,947,653 shares are directly owned by PVP V, 37,961 shares are directly owned by PVPE V, 13,344 shares are directly owned by PVPFF V and 19,492 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,018,450 shares, of which 1,947,653 shares are directly owned by PVP V, 37,961 shares are directly owned by PVPE V, 13,344 shares are directly owned by PVPFF V and 19,492 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,450 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89853L104

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,018,450 shares, of which 1,947,653 shares are directly owned by PVP V, 37,961 shares are directly owned by PVPE V, 13,344 shares are directly owned by PVPFF V and 19,492 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”), McGuire, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,018,450 shares, of which 1,947,653 shares are directly owned by PVP V, 37,961 shares are directly owned by PVPE V, 13,344 shares are directly owned by PVPFF V and 19,492 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, McGuire, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,450 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89853L104

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,018,450 shares, of which 1,947,653 shares are directly owned by PVP V, 37,961 shares are directly owned by PVPE V, 13,344 shares are directly owned by PVPFF V and 19,492 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,018,450 shares, of which 1,947,653 shares are directly owned by PVP V, 37,961 shares are directly owned by PVPE V, 13,344 shares are directly owned by PVPFF V and 19,492 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares and Crane, a holder of an assignee interest in PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,450 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89853L104

1.	Names of Reporting Persons. Alan Crane
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,018,450 shares, of which 1,947,653 shares are directly owned by PVP V, 37,961 shares are directly owned by PVPE V, 13,344 shares are directly owned by PVPFF V and 19,492 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares and McGuire, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,018,450 shares, of which 1,947,653 shares are directly owned by PVP V, 37,961 shares are directly owned by PVPE V, 13,344 shares are directly owned by PVPFF V and 19,492 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares, Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares and McGuire, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,018,450 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89853L104

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2015 (the “Original Schedule 13D”, together with the this Amendment No. 1, the “Schedule 13D”), by the Reporting Persons, with respect to shares of Common Stock of the Issuer beneficially owned by the Reporting Persons. This Amendment No. 1 is being filed to report the disposition of Common Stock by the Reporting Persons that resulted from a sale of Common Stock. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13D is as set forth in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following statements:

In a series of transaction between July 1, 2015 and August 5, 2015, PVP V sold an aggregate of 242,336 shares of Common Stock, PVPE V sold an aggregate of 4,722 shares of Common Stock, PVPFF V sold an aggregate of 1,658 shares of Common Stock and PVPSFF V sold an aggregate of 2,412 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

The information below is based on a total of 23,839,261 shares of Common Stock outstanding as of December 9, 2015 as reported on the Issuer’s Form 8-K filed with the SEC on December 9, 2015.

(a) PVP V directly beneficially owns 1,947,653 shares of Common Stock, or approximately 8.2% of the Common Stock outstanding. PVPE V directly beneficially owns 37,961 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. PVPFF V directly beneficially owns 13,344 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVPSFF V directly beneficially owns 19,492 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V.

(c) Except as described in this statement, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

A	Agreement Regarding the Joint Filing of Schedule 13D

CUSIP No. 89853L104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

POLARIS VENTURE PARTNERS V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

CUSIP No. 89853L104

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By:	Polaris Venture Management Co. V, L.L.C.

By:	*
Authorized Signatory

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Authorized Signatory

CUSIP No. 89853L104

JONATHAN A. FLINT

By: *
Jonathan A. Flint

TERRANCE G. MCGUIRE

By: *
Terrance G. McGuire

ALAN CRANE

By: *
Alan Crane

*By:	/s/ Mary Blair
Name:	Mary Blair
Attorney-in-Fact

[This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]